

13010392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
405

SEC FILE NUMBER
8- 53621

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereon**

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Colson Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Commerce Street Suite C

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Greenville   NC   27858

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Willard H. Colson, Jr.   252-756-9902
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.

(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PKWY, SUITE 108-381   ATHENS   GA   30606

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER, 31 2012
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.

OATH OR AFFIRMATION

I, _____Willard H. Colson, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____W.H. Colson Securities, Inc._____ , as of _*February 25*_ , 20 _*13*_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Willard H. Colson Jr.
Signature

President
Title

Notary Public

My Commission Expires 10-14-2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

W.H. COLSON SECURITIES, INC.

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
W.H. Colson Securities, Inc.

We have audited the statement of financial condition of W.H. Colson Securities, Inc. (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Athens, Georgia
February 22, 2013

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	121,586
Commissions receivable		58,455
Employee advances		11,605
TOTAL	$	191,646

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	42,275
Accounts payable and accrued expenses		5,307
Total liabilities		47,582
STOCKHOLDER'S EQUITY:		
Capital stock		1,000
Additional paid-in capital		166,000
Deficit		(22,936)
Total stockholder's equity		144,064
TOTAL	$	191,646

W.H. COLSON SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

COMMISSIONS	$ 713,023
EXPENSES:	
Commissions and fees	523,382
Salaries and wages	72,000
Legal and professional fees	26,646
Taxes, licenses and permits	19,940
Office	12,710
Rent	12,040
Auto	6,714
Telephone	5,508
Insurance	3,192
Travel	3,046
Utilities	2,070
Meals and entertainment	1,121
Dues and subscriptions	696
Bank charges	140
Total expenses	689,205
Income before other income	23,818
OTHER INCOME:	
Reimbursements from reps	11,071
Tax refund	322
Interest Income	34
Total other income	11,427
NET INCOME	$ 35,245

W.H. COLSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

STOCKHOLDER'S EQUITY, JANUARY 1	$	108,819
Net Income		35,245
STOCKHOLDER'S EQUITY, DECEMBER 31	$	144,064

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net Income	$	35,245
Adjustments to reconcile net income to net cash		
provided by operating activities		
Decrease in:		
Commissions receivable		8,034
Employee advances		3,123
Increase (decrease) in:		
Commissions payable		(8,841)
Accounts payable and accrued expenses		3,207
Net cash provided by operating activities		40,768
CASH AT BEGINNING OF YEAR		80,818
CASH AT END OF YEAR	$	121,586

W.H. COLSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2012

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

W.H. Colson Securities, Inc. (the Company) is a broker-dealer registered with
the Securities and Exchange Commission (SEC) and is a member of various
Exchanges and the Financial Industry Regulatory Authority (FINRA). The
Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-
dealer, which comprises several classes of services.

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and,
as such, is not subject to income tax. Accordingly, no provision for income taxes
is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally
accepted accounting principles requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the
reporting period. Actual results could differ from those estimates.

2.   **COMMISSIONS RECEIVABLE AND PAYABLE**

Commission revenue is derived as the Company acting as an agent buying and
selling securities on behalf of its customers. In return for such services, the
Company charges a commission. Each time a customer enters into a buy or
sell transaction, a commission is earned by the Company for its selling and
administrative efforts. For securities purchased, the commission is recorded as
a receivable from customers; for securities sold, it is recorded as reductions in
the payable to customers. Commissions receivable for the year ended December
31, 2012 is $58,455. Commissions payable for the year ended December 31,
2012 is $42,275.

3. **OTHER INCOME**

The Company charges each agent for their respective share of expenses for insurance, meetings and conferences. The amount is withheld from the agents' commissions earned. At times, the fees are collected in advance of the Company paying for the expenses. For the year ended December 31, 2012, the Company collected $11,071 more than was remitted for expenses.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $132,459, which was $127,459 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 35.92%.

5. **RELATED PARTY TRANSACTIONS**

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see also Note 4). Even though the agreement is still intact, all of the Company's expenses were paid by the Company in 2012.

The sole shareholder was paid $24,000 in salary that is reported on the statement of operations as salaries and wages.

The sole shareholder also owns 100% of two other companies. W.H. Colson & Associates, Inc. serves as a registered investment advisory service (RIA). W.H. Colson Insurance Agency sells insurance. For the year ended December 31, 2012, the Company received $49,222 from the commonly controlled RIA for commissions earned. Also for the year ended December 31, 2012, the Company received $82,688 from the insurance company under common control for commissions earned on variable insurance products.

6. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

W.H. COLSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

SCHEDULE 1		
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	144,064
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset - employee advances		(11,605)
NET CAPITAL		132,459
AGGREGATE INDEBTEDNESS:		
Commissions payable		42,275
Accounts payable and accrued expenses		5,307
Total aggregate indebtedness		47,582
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum dollar net capital requirement		5,000
Excess net capital		127,459
Excess net capital at 1,000 percent	$	126,459
Percentage of aggregate indebtedness to net capital		35.92%

There is no difference in the above computation and the Company's net capital, as reported in
Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

See Independent Auditors' Report

8

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
W.H. Colson Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 11 and 12 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by W.H. Colson Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bowden & Company

Athens, Georgia
February 22, 2013

SIPC-7

(33-REV 7.10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7.10)

For the fiscal year ended __December 31__ , 20 __12__
(Read carefully the instructions in your Working Copy before completing this Form.)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
W.H. Colson Securities Inc.
P.O. Box 4007
Greenville, NC  27836
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Willard H. Colson, Jr.

2. A. General Assessment (item 2e from page 2) .... $ _____4.00_____

   B. Less payment made with SIPC-6 filed (exclude interest) ...... (_____)

   _____Date Paid_____

   C. Less prior overpayment applied .... (_**312.68**_)

   D. Assessment balance due or (overpayment) .... ___(308.68)___

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ...... $ ___(308.68)___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ _____

   H. Overpayment carried forward .... $(___308.68___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W.H. Colson Securities Inc.
Name of Corporation, Partnership or other organization

Willard H Colson Jr
(Authorized Signature)

Dated the __21__ day of __February__ , 20 __12__ .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ Jan 1 2012
and ending _____ Dec 31 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 713,382

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   711,615

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):   359

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   711,974

2d. SIPC Net Operating Revenues $ 1,408

2e. General Assessment @ .0025 $ 4

        (to page 1, line 2.A.)

2

12

WADE J BOWDEN & COMPANY CPAS P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of Directors
W.H. Colson Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of W.H. Colson Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Athens, Georgia
February 22, 2013